UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

ELDORADO RESORTS, INC.

(Name of Issuer)

Common Stock, par value $0.00001

(Title of Class of Securities)

28470R102

(CUSIP Number)

Edmund L. Quatmann, Jr.

Chief Legal Officer

Isle of Capri Casinos, Inc.

600 Emerson Road, Suite 300

Saint Louis, Missouri  63141

(314) 813-9200

With copy to:

Philip J. Niehoff

Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606

(312) 782-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 28470R102

1	Names of Reporting Persons Isle of Capri Casinos, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,129,867 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,129,867 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 23.6% (2)

14	Type of Reporting Person (See Instructions) CO

(1)   Pursuant to the Voting Agreement described in Item 4, Isle of Capri Casinos, Inc. may be deemed to have beneficial ownership of 11,129,867 common shares of Eldorado Resorts, Inc. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Isle of Capri Casinos, Inc. that it is the beneficial owner of any such common shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2) Based on 47,105,744 common shares of Eldorado Resorts, Inc. outstanding on September 16, 2016, in reliance on the representation made by Eldorado Resorts, Inc. in the Agreement and Plan of Merger, dated September 19, 2016.

Item 1.                     Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.00001 par value (“ERI Common Stock”), of Eldorado Resorts, Inc., a Nevada corporation (“ERI”). ERI’s principal executive offices are located at 100 West Liberty Street, Suite 1150, Reno, Nevada 89501.

Item 2.                     Identity and Background

This Statement is being filed by Isle of Capri Casinos, Inc., a Delaware corporation (“Isle”). Isle is a developer, owner and operator of branded gaming facilities and related dining, lodging and entertainment facilities in regional markets in the United States. Isle’s principal place of business and its principal office is located at 600 Emerson Road, Suite 300, Saint Louis, Missouri 63141. The name, residence or business address, citizenship and present principal occupation of each executive officer and director of Isle is set forth in Annex A hereto.

During the last 5 years,  neither Isle nor, to the best of its knowledge, any person listed in Annex A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                     Source and Amount of Funds or Other Consideration

Isle may be deemed to have beneficial ownership of the indicated shares of ERI Common Stock referenced in this Schedule 13D in connection with a Voting Agreement with an irrevocable proxy (described in Item 4). To the knowledge of Isle, no person named in Annex A hereto has expended, nor expects to expend, funds in connection with Isle’s beneficial ownership of the ERI Common Stock.

Item 4.                     Purpose of Transaction

On September 19, 2016, Isle entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ERI, Eagle I Acquisition Corp. and Eagle II Acquisition Company LLC. As an inducement to Isle to enter into the Merger Agreement, Isle entered into a Voting Agreement (the “Voting Agreement”), dated as of September 19, 2016 with ERI and Recreational Enterprises, Inc. (the “Stockholder”). The purpose of the Voting Agreement is to facilitate the transactions contemplated by the Merger Agreement.

Pursuant to the Voting Agreement, the Stockholder has agreed to vote all shares of common stock of ERI beneficially owned by it in favor of the issuance by ERI of shares of common stock of ERI to be issued in connection with the closing of the merger and any other action required to consummate the merger. The Stockholder has appointed Isle and any designees of Isle as its proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote the shares or act by written consent with respect to the shares of common stock of ERI beneficially owned by it in favor of the issuance by ERI of shares of common stock of ERI to be issued in connection with the closing of the merger and any other action required to consummate the merger. A copy of the Voting Agreement is filed as Exhibit 99.1 hereto. The description of the Voting Agreement included in this Schedule 13D is qualified in its entirety by reference to the filed exhibit.

Except as otherwise contemplated by the Merger Agreement, the Voting Agreement or as otherwise set forth in this Item 4, Isle does not has any present plans or proposals that relate to or that would result in or relate to any of the actions or matters listed in Item 4(a)-(j) of this Schedule 13D (although Isle reserves the right to develop such plans or proposals) and, to the knowledge of Isle, none of the persons listed on Annex A hereto has any present plans or proposals that relate to or that would result in or relate to any of the actions or matters listed in Item 4(a)-(j) of this Schedule 13D. Before the effective time of the mergers pursuant to the Merger Agreement, it is expected that representatives of each of Isle and ERI will engage in discussions to facilitate the closing of the mergers. Although Isle does not anticipate that such discussions will address any of the matters set forth in Item 4 of this Schedule 13D, Isle reserves the right to participate in such discussions or any other plans or proposals prior to closing.

Item 5.                     Interest in Securities of the Issuer

(a)                                 As a result of the Voting Agreement, Isle may be deemed to beneficially own the 11,129,867 shares of ERI Common Stock currently owned of record by the Stockholder. Such ERI Common Stock represents approximately 23.6% of the outstanding ERI Common Stock (based on the 47,105,744 shares reported by ERI to be issued and outstanding as of September 16, 2016 in the Merger Agreement). To the knowledge of Isle, none of the persons listed in Annex A hereto beneficially owns any ERI Common Stock.

(b)                                 Isle may be deemed to share voting power with respect to the 11,129,867 shares of ERI Common Stock subject to the Voting Agreement with the Stockholder. To the knowledge of Isle, this Item 5(b) does not apply to any person named in Annex A hereto.

(c)                                  Except as described above in Item 4, neither Isle nor, to the knowledge of Isle, any of the persons listed in Annex A hereto has effected any transactions in the securities of ERI during the past sixty days.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, which are hereby incorporated by reference in this Item 6, and the agreements incorporated by reference and set forth as exhibits hereto, neither Isle nor, to the knowledge of Isle, any of the persons named in Annex A hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of ERI.

Item 7.                     Material to Be Filed as Exhibits

Exhibit 99.1                              Voting Agreement, dated as of September 19, 2016, by and among Isle of Capri Casinos, Inc., Eldorado Resorts, Inc. and Recreational Enterprises, Inc. (incorporated by reference to Exhibit 10.1 to Isle of Capri Casinos, Inc.’s Current Report on Form on 8-K filed on September 22, 2016).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2016

Isle of Capri Casinos, Inc.

By:	/s/ Edmund L. Quatmann, Jr.
Name:	Edmund L. Quatmann, Jr.
Title:	Chief Legal Officer

ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS OF

ISLE OF CAPRI CASINOS, INC.

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Isle of Capri Casinos, Inc. is set forth below. The principal business address of each of the executive officers and directors is 600 Emerson Road, Suite 300, St. Louis, Missouri 63141. Each executive officer and each director of Isle of Capri Casinos, Inc. is a citizen of the United States. Each director of Isle of Capri Casinos, Inc. is engaged in such other businesses and occupations as are set forth in Isle of Capri Casinos, Inc.’s proxy statement for its 2016 Annual Meeting of Shareholders.

Executive Officers:

Name	Present Principal Occupation/Title
Eric L. Hausler	Chief Executive Officer
Arnold L. Block	President and Chief Operating Officer
Michael A. Hart	Senior Vice President of Accounting and Treasurer
Edmund L. Quatmann, Jr.	Chief Legal Officer and Secretary
Donn R. Mitchell, II	Chief Administrative Officer

Directors:

Name	Present Principal Occupation/Title
Robert S. Goldstein	Chairman of the Board
Alan J. Glazer	Lead Director of the Board
Bonnie Biumi	Director
Jeffrey D. Goldstein	Director
Richard A. Goldstein	Director
Gregory J. Kozicz	Director
Lee S. Wielansky	Director